Exhibit 4.6
Form of Lock-up Agreement

December 22, 2009

Tianwei New Energy Holdings Co., Ltd.
No 1, Tianwei Road,
Southwest Airport Economic Development Zone,
Chengdu, China 610200
Attention: Wei Xia

Re: Hoku Scientific, Inc. – Lock-up Agreement/(Name of Officer)

Ladies and Gentlemen:

The undersigned understands that Tianwei New Energy Holdings Co., Ltd. (“Buyer”) has entered into a Securities Purchase Agreement (the “SPA”) with Hoku Scientific, Inc., a Delaware corporation (the “Company”), pursuant to which the Company will issue and sell to Buyer (i) 33,379,287 newly-issued shares of Common Stock, par value $0.001 per share, of the Company (the “Common Stock”) and (ii) warrants for the purchase of 10,000,000 shares of Common Stock.

As a condition and inducement to Buyer’s willingness to consummate the transactions contemplated by the SPA, the undersigned hereby agrees that, without the prior written consent of Buyer, it will not, during the period commencing on the Closing Date (as defined in the SPA) and ending on the first anniversary of the Closing Date (the “Lock-up Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Common Stock or any securities convertible into or exercisable or exchangeable for the Common Stock or any interest in the foregoing or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any share of the Common Stock, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the U.S. Securities and Exchange Commission, and whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Common Stock or other securities, in cash or otherwise. The foregoing sentence shall not apply to (i) sales of shares of Common Stock on a systematic basis pursuant to the stock sale plan adopted, implemented and effected on [date] in accordance with the requirements of Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934, as amended, a copy of which is attached hereto as Exhibit A (the “10b5-1 Plan”) or (ii) transfers of Common Stock to a trust for the direct or indirect benefit of the undersigned or his or her immediate family, provided that prior to such transfer, the trustee of such trust agrees in writing to be bound by the restrictions set forth herein.  For the avoidance of doubt, the undersigned shall not enter into any new stock sale plan or amend the 10b5-1 Plan during the Lock-up Period other than to terminate all sales under the 10b5-1 Plan.

The undersigned understands that Buyer is relying upon this Lock-up Agreement in proceeding toward consummation of the transactions contemplated by the SPA.  The undersigned further understands that this Lock-up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

This Lock-up Agreement shall terminate upon the expiration of the Lock-up Period, or, if for any reason the SPA shall be terminated prior to the Closing Date, this Lock-up Agreement shall likewise be terminated.

Very truly yours,

Name:
Title:

EXHIBIT A

STOCK SALE PLAN
(NAME OF OFFICER)